UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

REPLIMUNE GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

76029N106

(CUSIP Number)

Atlas Venture

Attention: Ommer Chohan, Chief Financial Officer

400 Technology Square, 10th Floor

Cambridge, MA 02139 USA

(857) 201-2700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 76029N106	Page 2 of 13

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE FUND X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,822,213[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,822,213[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,822,213[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.8%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own the 3,822,213 shares of the Issuer’s Common Stock that are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

2	This percentage is calculated based upon 35,397,377 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on November 18, 2019.

CUSIP 76029N106	Page 3 of 13

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE ASSOCIATES X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,834,587[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,834,587[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,834,587[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.8%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC”) beneficially own 3,834,587 shares of the Issuer’s Common Stock. 3,822,213 of these shares are directly held by Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”) and 12,374 of these shares are directly held by AVA X LP. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. AVA X LLC has voting and dispositive power over the shares held by each of Atlas X and AVA X LP and AVA X LP has voting and dispositive power over the shares held by Atlas X. As such, each of Atlas X, AVA X LP and AVA X LLC share voting and dispositive power with respect to the shares held by Atlas X and each of AVA X LP and AVA X LLC share voting and dispositive power with respect to the shares held by AVA X LP.

2	This percentage is calculated based upon 35,397,377 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on November 18, 2019.

CUSIP 76029N106	Page 4 of 13

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,834,587[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,834,587[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,834,587[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.8%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC”) beneficially own 3,834,587 shares of the Issuer’s Common Stock. 3,822,213 of these shares are directly held by Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”) and 12,374 of these shares are directly held by AVA X LP. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. AVA X LLC has voting and dispositive power over the shares held by each of Atlas X and AVA X LP and AVA X LP has voting and dispositive power over the shares held by Atlas X. As such, each of Atlas X, AVA X LP and AVA X LLC share voting and dispositive power with respect to the shares held by Atlas X and each of AVA X LP and AVA X LLC share voting and dispositive power with respect to the shares held by AVA X LP.

2	This percentage is calculated based upon 35,397,377 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on November 18, 2019.

CUSIP 76029N106	Page 5 of 13

1	NAMES OF REPORTING PERSONS: Atlas Venture Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,100,000[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,100,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,100,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 1,100,000 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 35,397,377 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on November 18, 2019.

CUSIP 76029N106	Page 6 of 13

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,100,000[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,100,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,100,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 1,100,000 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 35,397,377 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on November 18, 2019.

CUSIP 76029N106	Page 7 of 13

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,100,000[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,100,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,100,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 1,100,000 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 35,397,377 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on November 18, 2019.

CUSIP 76029N106	Page 8 of 13

INTRODUCTION

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by Atlas Venture Fund X, L.P., Atlas Venture Associates X, L.P., Atlas Venture Associates X, LLC, Atlas Venture Opportunity Fund I, L.P., Atlas Venture Associates Opportunity I, L.P. and Atlas Venture Associates Opportunity I, LLC, as described in Item 3 below. This Schedule 13D supersedes the Schedule 13G filed by the Fund X Reporting Persons (defined below) on February 13, 2019.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the “Common Stock”) of Replimune Group, Inc., a Delaware corporation (the “Issuer” or “Replimune”). The principal executive offices of the Issuer are located at 500 Unicorn Park, Woburn, Massachusetts 01801.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by (i) Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), (ii) Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”), (iii) Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”), (iv) Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), (v) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and (vi) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons” and together with the Fund X Reporting Persons, the "Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is c/o 400 Technology Square, 10th Floor, Cambridge, Massachusetts 02139.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Atlas X, AVA X LP, AVOF and AVAO LP is a Delaware limited partnership. Each of AVA X LLC and AVAO LLC is a Delaware limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 4,934,587 shares of Common Stock, consisting of (i) 1,100,000 shares of Common Stock that were purchased by AVOF in the Issuer’s follow-on public offering of common stock (the “Offering”) at the public offering price of $13.61 per share; and (ii) 3,822,213 shares of Common Stock held by Atlas X, which shares were held prior to the Offering; and (iii) 12,374 shares of Common Stock held by AVA X LP, which shares were held prior to the Offering. The Offering closed on November 18, 2019. The 1,100,000 shares of Common Stock acquired by AVOF in the Offering were purchased for an aggregate purchase price of $15.0 million.

The funds used by AVOF to acquire the securities described above were obtained from its general and limited partners.

CUSIP 76029N106	Page 9 of 13

 ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Jason Rhodes, a member of Atlas X and AVOF, has served on the board of directors of the Issuer since September 2015. As a director of the Issuer, Mr. Rhodes may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

CUSIP 76029N106	Page 10 of 13

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)(b)	As of the date hereof, Atlas X is the record owner of 3,822,213 shares of Common Stock and AVA X LP is the record owner of 12,374 shares of Common Stock. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of Atlas X, AVA X LP and AVA X LLC has shared voting and dispositive power over the shares held by Atlas X and AVA X LLC has shared voting and dispositive power over the shares held by AVA X LP. As such, each of Atlas X, AVA X LP and AVA X LLC may be deemed to beneficially own the shares held by Atlas X and AVA X LLC may be deemed to beneficially own the shares held by AVA X LP.

As of the date hereof, AVOF is the record owner of 1,100,000 shares of Common Stock. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVOF, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVOF. As such, each of AVOF, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVOF.

Each of the Fund X Reporting Persons and Opportunity Fund Reporting Persons may be deemed to beneficially own 10.8% and 3.1%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 35,397,377 outstanding shares of Common Stock of the Issuer as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on November 18, 2019.

Collectively, the Reporting Persons beneficially own an aggregate of 4,934,587 shares of Common Stock, which represents 13.9% of the Issuer's outstanding Common Stock. The Fund X Reporting Persons and the Opportunity Fund Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

(c)	None of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Investors’ Rights Agreement

Atlas X and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement dated July 10, 2017 (the “Investors’ Rights Agreement”), with the Issuer. Under the Investors’ Rights Agreement, holders of registrable shares can demand that the Issuer file a registration statement or request that their shares be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of Common Stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and the Issuer’s right, in certain circumstances, not to effect a requested S-1 registration within 60 days before or 180 days following any offering of the Issuer’s securities, or a requested S-3 registration within 30 days before or 90 days following any offering of the Issuer’s securities.

Demand Registration Rights

At any time after July 21, 2020, the holders of at least 30% of the registrable securities then outstanding under the Investors’ Rights Agreement may require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), on a Form S-1 at the Issuer’s expense, subject to certain exceptions, with respect to the resale of their registrable shares, and the Issuer is required to use commercially reasonable efforts to effect the registration. At any time after the Issuer is eligible to use a registration statement under the Securities Act on Form S-3, the holders of at least 30% of the registrable securities then outstanding under the Investors’ Rights Agreement may require the Issuer to file a registration statement on Form S-3 at the Issuer’s expense, subject to certain exceptions, with respect to the resale of their registrable shares, and the Issuer is required to use commercially reasonable efforts to effect the registration.

Piggyback Registration Rights

 In the event that the Issuer proposes to register any of its securities under the Securities Act either for its own account or for the account of other security holders, the holders of registrable shares will be entitled to notice of such registration and to request that the Issuer include registrable shares for resale on such registration statement, subject to the right of any underwriter to limit the number of shares included in such registration.

CUSIP 76029N106	Page 11 of 13

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses related to any demand or piggyback registration rights described above, including the fees and expense of one counsel, not to exceed $50,000, representing the selling holders, incurred in connection with the demand, piggyback and Form S-3 registrations described above. The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders, in the event of misstatements or omissions in the registration statement attributable to the Issuer except in the event of fraud, and selling stockholders are obligated to indemnify the Issuer for misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights will terminate upon the earliest of (i) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all shares held by the holder during a three-month period without registration and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1), (ii) the closing of a liquidity event as defined in the Issuer’s Certificate of Incorporation and (iii) June 22, 2023.

The foregoing description of the terms of the Investors’ Rights Agreement is not complete and is qualified in its entirety by reference to the text of the Investors’ Rights Agreement, which is referenced as Exhibit A, and incorporated herein by reference.

Lock-Up Agreement

Atlas X, along with all of the Issuer’s directors (including Mr. Rhodes), executive officers and certain stockholders, have agreed with the underwriters for the Offering that, for a period of 90 days after November 18, 2019 and subject to specified exceptions, it will not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale, lend or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exercisable or exchangeable for or repayable with shares of Common Stock, request or demand that the Issuer file a registration statement related to its Common Stock or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of any Common Stock, whether any such swap, agreement or transaction is to be settled by delivery of shares of Common Stock or other securities, in cash or otherwise.

The lead underwriters, J.P. Morgan Securities LLC and SVB Leerink LLC, may, in their discretion and at any time or from time to time before the termination of the lock-up period, without public notice, release all or any portion of the securities subject to lock-up agreements.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The foregoing description of the terms of the lock-up agreement is not complete and is qualified in its entirety by reference to the text of the form of lock-up agreement, which is referenced as Exhibit B, and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A.	Amended and Restated Investors’ Rights Agreement, dated July 10, 2017 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-225846), filed with the Securities and Exchange Commission on July 10, 2018).

B.	Form of Lock-Up Agreement (Incorporated by reference to Exhibit A of Exhibit 1.1 to Issuer’s Current Report on Form 8-K (SEC File No. 001-38596), filed with the Securities and Exchange Commission on November 18, 2019).

C.	Agreement regarding filing of joint Schedule 13D.

CUSIP 76029N106	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2019

ATLAS VENTURE FUND X, L.P.

By: Atlas Venture Associates X, L.P., its general partner
By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, L.P.

By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE OPPORTUNITY FUND I, L.P.

By: Atlas Venture Associates Opportunity I, L.P., its general partner
By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, L.P.

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

CUSIP 76029N106	Page 13 of 13

EXHIBIT C

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: November 25, 2019

ATLAS VENTURE FUND X, L.P.

By: Atlas Venture Associates X, L.P., its general partner
By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, L.P.

By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE OPPORTUNITY FUND I, L.P.

By: Atlas Venture Associates Opportunity I, L.P., its general partner
By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, L.P.

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer